Exhibit 99.1

Tetraphase Pharmaceuticals and AcelRx Pharmaceuticals Enter into Definitive Merger Agreement

AcelRx to Acquire Tetraphase in an all-stock transaction

Tetraphase equity holders to own 14.6% of the combined company and receive Contingent Value Rights worth up to $12.5 Million

Acquisition Expected to Close in Q2 2020

Companies Enter into a Co-Promotion Agreement

WATERTOWN, Mass., March 16, 2020 – Tetraphase Pharmaceuticals, Inc. (Nasdaq: TTPH), a biopharmaceutical company focused on commercializing its novel tetracycline XERAVA to treat serious and life-threatening infections, today announced the execution of a definitive merger agreement pursuant to which AcelRx Pharmaceuticals (Nasdaq: ACRX) would acquire Tetraphase in a stock for stock transaction. Under the terms of the agreement, Tetraphase stockholders will receive, for each share of Tetraphase common stock, 0.6303 of a share of AcelRx common stock, valued at approximately $14.4 million as of the close of trading on March 13, 2020, and one contingent value right (CVR), which would entitle the holders to receive aggregate payments of up to $12.5 million for the achievement of future XERAVA™ net sales milestones starting in 2021. The transaction was unanimously approved by both the AcelRx and Tetraphase boards of directors and is expected to close in the second quarter of 2020. Select Tetraphase stockholders and warrant holders, including Armistice Capital, LLC, holding in the aggregate approximately 31% of Tetraphase’s outstanding common stock, have signed voting agreements in favor of the transaction.

Concurrently with signing the merger agreement, Tetraphase and AcelRx entered into a co-promotion agreement to market and promote XERAVA™ for the treatment of complicated intra-abdominal infections (cIAI) and DSUVIA® for the treatment of acute pain in medically supervised settings. The co-promotion agreement will allow the AcelRx and Tetraphase teams to benefit immediately from the promotion of multiple products, leverage each company’s customer relationships, and create efficiencies among commercial teams. The combined sales team will cover in excess of 70% of each company’s originally targeted hospitals.

“This transaction is an important move forward for Tetraphase and more importantly, for XERAVA and the patients who need this treatment,” said Larry Edwards, President and Chief Executive Officer of Tetraphase. “We are excited to collaborate with AcelRx, a partner whose strategic goals complement our own. We continue to believe that XERAVA is a key addition to the hospital anti-infective armamentarium, and believe that together with AcelRx we will be able to more effectively bring new treatments to patients in healthcare institutions.”

“We are excited to have reached agreement with Tetraphase, a company with a well-established U.S. salesforce and a high-growth hospital product that complements AcelRx’s commercial strategy,” said Vince Angotti, Chief Executive Officer of AcelRx. “This transaction highlights our focus on efficiently commercializing DSUVIA with a salesforce promoting multiple products and is the first step in our plan to create a growth platform to further consolidate hospital-focused pharmaceutical companies and products. We look forward to integrating XERAVA and the existing Tetraphase commercial infrastructure with our own as we strengthen our position on promoting innovative products to healthcare institutions allowing patients access to new and improved treatments.”

Based on the closing price of AcelRx stock on March 13, 2020, the stock consideration to be received by Tetraphase equityholders is valued at approximately $14.4 million, with approximately $7.4 million of this amount allocated to the Company’s outstanding common stock warrants. In the merger, Tetraphase stockholders would also be entitled to receive, for each share of Tetraphase common stock, one non-tradeable CVR, the holders of which will be entitled to receive payments of up to an additional $12.5 million in the aggregate upon the achievement of net sales of XERAVA™ in the United States of at least (i) $20 million during 2021, (ii) $35 million during any year ending on or before December 31, 2024 and (iii) $55 million during any year ending on or before December 31, 2024. The total cost synergy expectation from the combined company exceeds 90% of the Tetraphase operating expenses and are expected to be fully realized in 2021.

Closing of the transaction is subject to specified closing conditions, including Tetraphase having a minimum amount of net cash as of the closing and approval by Tetraphase stockholders. Upon the closing of the transaction, Tetraphase will become a privately held company and shares of Tetraphase’s common stock will no longer be listed on any public market. Subject to certain limited exceptions, the CVRs will be non-transferable.

Janney Montgomery Scott is acting as financial advisor to Tetraphase and has rendered a fairness opinion to Tetraphase’s board of directors in connection with the transaction. Wilmer Cutler Pickering Hale and Dorr LLP is acting as legal advisor to Tetraphase in connection with the transaction.

About XERAVATM

XERAVA (eravacycline for injection) is a tetracycline class antibacterial indicated for the treatment of complicated intra-abdominal infections (cIAI) in patients 18 years of age and older. XERAVA was investigated for the treatment of cIAI as part of the Company’s IGNITE (Investigating Gram-Negative Infections Treated with Eravacycline) Phase 3 program. In the first pivotal Phase 3 trial in patients with cIAI, twice-daily intravenous (IV) XERAVA met the primary endpoint by demonstrating statistical non-inferiority of clinical response compared to ertapenem and was well-tolerated. In the second Phase 3 clinical trial in patients with cIAI, twice-daily IV XERAVA met the primary endpoint by demonstrating statistical non-inferiority of clinical response compared to meropenem and was well-tolerated. In both trials, XERAVA achieved high cure rates in patients with Gram-negative pathogens, including resistant isolates.

XERAVATM Important Safety Information

XERAVA is a tetracycline class antibacterial indicated for the treatment of complicated intra-abdominal infections in patients 18 years of age and older.

XERAVA is not indicated for the treatment of complicated urinary tract infections.

To reduce the development of drug-resistant bacteria and maintain the effectiveness of XERAVA and other antibacterial drugs, XERAVA should be used only to treat or prevent infections that are proven or strongly suspected to be caused by susceptible bacteria.

XERAVA is contraindicated for use in patients with known hypersensitivity to eravacycline, tetracycline-class antibacterial drugs or to any of the excipients. Life-threatening hypersensitivity (anaphylactic) reactions have been reported with XERAVA.

The use of XERAVA during tooth development (last half of pregnancy, infancy and childhood to the age of eight years) may cause permanent discoloration of the teeth (yellow-gray-brown) and enamel hypoplasia.

The use of XERAVA during the second and third trimester of pregnancy, infancy and childhood up to the age of eight years may cause reversible inhibition of bone growth.

Clostridium difficile associated diarrhea (CDAD) has been reported with use of nearly all antibacterial agents and may range in severity from mild diarrhea to fatal colitis.

The most common adverse reactions observed in clinical trials (incidence ≥ 3%) were infusion site reactions, nausea, and vomiting.

XERAVA is structurally similar to tetracycline-class antibacterial drugs and may have similar adverse reactions. Adverse reactions including photosensitivity, pseudotumor cerebri, and anti-anabolic action which has led to increased blood urea nitrogen, azotemia, acidosis, hyperphosphatemia, pancreatitis, and abnormal liver function tests, have been reported for other tetracycline-class antibacterial drugs, and may occur with XERAVA. Discontinue XERAVA if any of these adverse reactions are suspected.

To report SUSPECTED ADVERSE REACTIONS, contact Tetraphase Pharmaceuticals Inc., at 1-833-7-XERAVA (1-833-793-7282) or FDA at 1-800-FDA-1088 or www.fda.gov/medwatch.

Please see full prescribing information for XERAVA.

About Tetraphase Pharmaceuticals, Inc.

Tetraphase Pharmaceuticals, Inc., is a biopharmaceutical company using its proprietary chemistry technology to create novel tetracyclines for serious and life-threatening conditions, including infections caused by many of the multidrug-resistant bacteria highlighted as urgent public health threats by the World Health Organization and the Centers for Disease Control and Prevention. The Company has created more than 3,000 novel tetracycline compounds using its proprietary technology platform. Tetraphase’s lead product XERAVA™ is approved for the treatment of complicated intra-abdominal infections by the U.S. Food and Drug Administration and the European Medicines Agency. The Company’s pipeline also includes antibiotics TP-271 and TP-6076, which are Phase 2 ready, and TP-2846, which is in preclinical testing for acute myeloid leukemia. The Company intends to out license its pipeline candidates. Please visit www.tphase.com for more company information.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. In connection with the proposed transaction between AcelRx and Tetraphase, AcelRx and Tetraphase will file relevant materials with the Securities and Exchange Commission (the

“SEC”), including an AcelRx registration statement on Form S-4 that will include a proxy statement of Tetraphase that also constitutes a prospectus of AcelRx, and a definitive proxy statement/prospectus will be mailed to stockholders of Tetraphase. INVESTORS AND SECURITY HOLDERS OF TETRAPHASE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by AcelRx or Tetraphase through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Tetraphase will be available free of charge on the “Investors—Financials and Filings” portion of Tetraphase’s internet website at www.tphase.com.

Tetraphase and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding Tetraphase’s directors and executive officers is contained in Tetraphase’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 12, 2020. Additional information regarding the direct and indirect interests of Tetraphase’s directors and executive officers in the proposed transaction will be included in the proxy statement when it is filed with the SEC.

Forward-Looking Statements

Statements in this press release regarding the proposed transaction between AcelRx and Tetraphase, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about Tetraphase management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the proposed merger may not be completed in a timely manner, or at all, which may adversely affect Tetraphase’s business and the price of its common stock; the failure to satisfy all of the closing conditions of the proposed merger, including the adoption of the merger agreement by Tetraphase’s stockholders; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the effect of the announcement or pendency of the proposed merger on Tetraphase’s business, operating results and relationships with customers, suppliers, competitors and others; risks that the proposed merger may disrupt Tetraphase’s current plans and business operations; potential difficulties retaining employees as a result of the proposed merger; risks related to the diverting of management’s attention from Tetraphase’s ongoing business operations; the outcome of any legal proceedings that may be instituted against Tetraphase related to the merger agreement or the proposed merger; risks relating to product development and commercialization, demand for Tetraphase’s products and limited number of customers; risks associated with competition and other commercial and other risk factors discussed in the “Risk Factors” section of our annual report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 12, 2020. In addition, the forward-looking statements included in this press release represent our views as of March 16, 2020. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Tetraphase’s views as of any later date.

Media and Investor Contact:

Argot Partners

Maeve Conneighton

212-600-1902

maeve@argotpartners.com